ASSOCIATION OF US WEST RETIREES
               8223 E. ROMA AVENUE, SCOTTSDALE, AZ  85251
                                                                 May 2013

DEAR FELLOW CENTURYLINK SHAREOWNER:

We urge you to VOTE FOR TWO IMPORTANT SHAREHOLDER PROPOSALS ON
CENTURYLINK'S PROXY CARD for the upcoming Annual Meeting scheduled for May 22 at the corporate headquarters in Monroe, Louisiana.

ITEM 4(C): VOTE FOR THE "PROXY ACCESS PROPOSAL" FOR SHAREHOLDER
DIRECTOR NOMINATIONS

We believe long-term stockholders should have a meaningful voice in nominating candidates for the Board of Directors. Even if shareholders elect the Board's entire slate of nominees, simply adding the possibility that incumbent directors could face a challenger and closer scrutiny by stockholders will encourage independence and a better alignment with shareholder interests, we believe.

This proposal allows large, long-term shareholders, or a group of shareholders, to nominate candidates for election to the Board. It would establish the same strict 3% ownership and 3-year eligibility thresholds for nominating directors that the Securities and Exchange Commission (SEC) adopted in the agency's now-vacated 2010 proxy access rule.

The proposal also provides that the number of shareholder-nominated candidates cannot exceed 20% of the number of directors then serving.

AN IDENTICAL PROPOSAL WAS ADOPTED AT VERIZON THIS MONTH WITH THE SUPPORT OF 53.2% of the shares voted at Verizon's Annual Meeting on May 2.

The eligibility limitations in this proposal also are identical to the Bylaw amendment proposed by Hewlett Packard's Board of Directors AND A DOPTED WITH THE SUPPORT OF 68.1% OF H-P'S OUTSTANDING COMMON STOCK at the company's annual meeting on March 20, 2013 (with only 2% opposing).

This cautious approach promises to add some competition and choice to director elections, while avoiding the potential disruption or abuse that could allegedly occur if a larger share of the Board could be elected from among candidates nominated by shareholders.

The need for greater accountability at CenturyLink is compelling in our view:

  * Performance-Based Restricted Shares pay out 50% of Target for relative total shareholder return as low as the bottom 25th percentile among S&P 500 companies (including for negative returns).
  * "Golden Parachutes" - If CEO Glen Post terminates after a change in control he'd receive an estimated $24.6 million (as of year-end 2012), more than ten times his 2012 base salary plus target bonus (2013 Proxy, pages 39, 62).
  * "Pension Parachutes" - Senior executives terminated after a change in control receive extra years of age and service credits, boosting their qualified and non-qualified pension benefits.

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ITEM 4(D): VOTE FOR THE "CONFIDENTIAL VOTING PROPOSAL" ON UNCONTESTED PROXY
MATTERS

This Confidential Voting Proposal asks our Board of Directors to adopt a policy that prior to the Annual Meeting, the running tally of votes cast for and against uncontested matters shall not be available to management or the Board and shall not be used to solicit votes.

This enhanced confidential voting requirement would apply to (i) Board-sponsored resolutions seeking approval of executive compensation arrangements; (ii) proposals required by law, NYSE rules, or the Company's Bylaws to be put before shareholders for a vote (e.g., say-on-pay advisory votes); and (iii) shareholder resolutions submitted for inclusion in the proxy pursuant to SEC Rule 14a-8. It would not apply to elections of directors, or impede the Company's ability to monitor the number of votes cast for the purpose of achieving a quorum.

Despite "confidential voting" rules that guarantee a secret ballot, management is able to monitor voting results and take active steps to influence the outcome - even on matters, such as ratification of stock options or other executive compensation plans, where they have a direct personal stake in the outcome.

A Yale Law School study concluded that as a result: "Management-sponsored proposals (the vast majority of which concern the approval of stock options or other bonus plans) are overwhelmingly more likely to win a corporate vote by a very small amount than lose by a very small amount - to a degree that cannot occur by chance."

While most votes are not close, close votes are won by management at a rate that "should occur by chance less than one in one billion times," Yale Law School Professor Yair Listokin concluded.

Based on examining the results of 13,000 company-sponsored resolutions over a seven-year period, a majority of which related to approving executive compensation, the Yale study found that "at some point in the voting process, management obtains highly accurate information about the likely voting outcome and, based on that information, acts to influence the vote."

We believe "corporate democracy" is distorted if, in close elections, senior executives can change the outcome of votes on executive compensation by monitoring voting results and using corporate resources to solicit the votes needed to win.

As Professor Listokin concluded, "management's ability to obtain accurate information while voting is still occurring should be stopped because it gives management an important advantage relative to opponents of a resolution."

We hope you will join us and VOTE YOUR SHARES FOR ITEMS 4(C) AND 4(D).

                                                   Sincerely yours,



                                                   Mary M. Hull
                                                   President
                                                   Mm5hull@msn.com

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Please note that the cost of this letter is being borne entirely by the retiree organizations affiliated with the Association of US West Retirees. This letter is not a solicitation. Do not return proxy cards to the Association.
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